UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-42571

Intercont (Cayman) Limited

Room 1102, Lee Garden One,

33 Hysan Avenue,

Causeway Bay, Hong Kong
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Material Definitive Agreements

On August 20, 2025 (the “Execution Date”), Intercont (Cayman) Limited (“We”, “Us” or the “Company”) entered into an Ordinary Share Purchase Agreement (the “Purchase Agreement”) with White Lion Capital LLC, a Nevada limited liability company (the “White Lion Capital”). Pursuant to the Purchase Agreement, White Lion Capital is committed to purchase our ordinary shares, par value US$0.0001 per share, with an aggregate gross purchase price of up to $10,000,000 (the “Commitment Amount”) from time to time during the period commencing on the Execution Date and ending on the earlier of (i) the date on which White Lion Capital shall have purchased an aggregate number of our ordinary shares equal to the Commitment Amount or (ii) the later of the 18 month anniversary of the Execution Date or the first closing. The Commitment Amount may be increased up to $30,000,000 upon the mutual written consent of White Lion Capital and us.

Under the Purchase Agreement, subject to certain exceptions, we have the right, but not the obligation, to require White Lion Capital by delivering a purchase notice (the “Purchase Notice”), from time to time, to purchase shares of our ordinary shares set forth in such a Purchase Notice. The Purchase Notice may be either a Rapid Purchase Notice or a Jumbo Purchase Notice.

A Purchase Notice shall be deemed delivered to White Lion Capital on the Business Day (i) such Purchase Notice is received by 9:00 a.m. New York time by email by White Lion Capital and (ii) the DWAC of the ordinary shares set forth in such Purchase Notice has been initiated and completed as confirmed by White Lion Capital’s designated brokerage account by 9:00 a.m. New York time. If the applicable Purchase Notice is received after 9:00 a.m. New York time or the DWAC of the applicable Purchase Notice Shares has not been completed as confirmed by White Lion Capital’s designated brokerage account by 9:00 a.m. New York time, then the next Business Day shall be the date of such Purchase Notice, unless waived by White Lion Capital in writing.

For a Rapid Purchase Notice, the purchase price per share (the “Rapid Purchase Price”) to be paid by White Lion Capital shall be, at our election, either (i) the average of the three lowest traded prices of the ordinary shares during the Rapid Valuation Period, or (ii) 97% of the traded price of our ordinary shares two hours following the written confirmation of the acceptance of the Rapid Purchase Notice by White Lion Capital. The Rapid Valuation Period is the same Business Day on which the applicable Rapid Purchase Notice is deemed to be delivered (the “Rapid Purchase Notice Date”). The Closing of a Rapid Purchase Notice shall occur one (1) Business Day following the Rapid Purchase Notice Date.

The committed obligation of White Lion Capital under a Rapid Purchase Notice shall not exceed $1,000,000 and the maximum amount of ordinary shares set forth in such Rapid Purchase Notice that White Lion Capital is required to purchase shall be 100% of the Average Daily Trading Volume, unless waived by White Lion Capital at its sole discretion.

For a Jumbo Purchase Notice, the purchase price per share (the “Jumbo Purchase Price”) to be paid by White Lion Capital shall be ninety-seven percent (97%) multiplied by the lowest daily VWAP that occurs during the Jumbo Purchase Valuation Period. The Jumbo Purchase Valuation Period is the three (3) consecutive Business Days commencing on the date of the Jumbo Purchase Notice (the “Jumbo Purchase Notice Date”), provided however, that the Company may elect to extend such period from three (3) Business Days up to a maximum of ten (10) consecutive Business Days. The closing of a Jumbo Purchase Notice shall occur one (1) Business Day following the Jumbo Purchase Valuation Period.

The committed obligation of White Lion Capital under a Jumbo Purchase Notice shall not exceed $4,000,000 and the maximum amount of our ordinary shares set forth in such Jumbo Purchase Notice that White Lion Capital is required to purchase shall be the product of (a) the number of days in the applicable Jumbo Purchase Valuation Period multiplied by (b) the Average Daily Trading Volume, unless waived by White Lion Capital at its sole discretion.

In addition, the number of our ordinary shares on any Purchase Notice to be purchased by White Lion Capital shall not exceed the number of the ordinary shares that, when aggregated with all other ordinary shares then owned by White Lion Capital, would result in White Lion Capital owning more than 4.99% of the number of our ordinary shares outstanding immediately prior to the issuance of our ordinary shares issuable pursuant to such Purchase Notice. White Lion Capital may increase such limitation to up to 9.99% at its sole discretion.

In connection with the Purchase Agreement, we also entered into a registration rights agreement (the “Registration Rights Agreement”) with White Lion Capital, pursuant to which, we agreed to, within sixty (60) days following the Execution Date, file with the Securities and Exchange Commission (the “SEC”) a registration statement registering the resale of the maximum number of our ordinary shares underlying the Purchase Agreement, as shall be permitted to be included thereon in accordance with applicable SEC rules, regulations and interpretations so as to permit the resale of such ordinary shares by White Lion Capital. If the amount of shares initially registered is insufficient, the Company shall amend the registration statement or file a new registration statement, so as to cover all ordinary shares acquired by White Lion Capital pursuant to the Purchase Agreement as soon as practicable, subject to any limits that may be imposed by the SEC pursuant to Rule 415 under the Securities Act of 1933, as amended, and the rules and regulations thereunder.

The foregoing summary description of each of the Purchase Agreement and Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Purchase Agreement, and Registration Rights Agreement, which are filed as Exhibit 99.1 and 99.2 respectively to this Current Report on Form 6-K, and each is hereby incorporated herein by reference. Capitalized terms used but not defined herein have the meanings ascribed to them in the Purchase Agreement, and Registration Rights Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2025	Intercont (Cayman) Limited

	By:	/s/ Muchun Zhu
Muchun Zhu
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Ordinary Share Purchase Agreement between Intercont (Cayman) Limited and White Lion Capital LLC, dated August 20, 2025.
99.2	Registration Rights Agreement between Intercont (Cayman) Limited and White Lion Capital LLC, dated August 20, 2025.

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